

Yayoi Kusama (b. 1929)



Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.

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Initial Offering Price

$1,177,000

Similar Sales



$1.5m
$1.0m
$0.5m
$0.0m
05
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23

Price Appreciation of Similar Works[2]

25.1%

Sharpe Ratio

Yayoi Kusama	All Art	S&P 500
1.35	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	significant $65,814,064
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING

MASTERWORKS

01:52

- The Painting is a medium-scale, crimson red example from Yayoi Kusama's highly recognizable "Inifnity Nets" series.
- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- Per Artprice, Kusama is considered to be the most successful female artists ever in terms of annual auction turnover, ranking among the top ten artists at auction by turnover in 2021 with $178 million in total sales, including buyers premium.
- Our acquisitions team has been offered nearly 300 examples of work by Yayoi Kusama from around the world, some of which are priced in excess of $5 million.
- Demand for Kusama's later works and, subsequently, the prices they achieve at auction have increased significantly in recent years. The average price realized for "nets" created since 2000, which measure between 15 by 15 inches and 60 by 60 inches, was $973,124 for works sold between 2019 and 2020, and increased to $2,295,642 in 2021, a 136% increase over that time period.
- As of September 4, 2022, red "net" examples from the 2000s have achieved prices in excess of $1.3 million, including: *Infinity Nets (BSGK)* (2015), which is larger than the Painting, and sold for $2,522,301 in July 2022, *Infinity-Nets (KPEU)* (2016), which is also larger than the Painting, and sold for $2,516,085 in August 2021, and *Infinity Nets* (2000), which is similar in size to the Painting, and sold for $1,373,652 in March 2022.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$65,814,064	623

YAYOI

KUSAMA

b. 1929, JAPAN

Acrylic on canvas | 29 × 36 in. (74 × 91 cm.)

Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.



$1,177,000

INITIAL OFFERING

25.1%

HISTORICAL APPRECIATION OF SIMILAR WORKS[2]

The Painting, executed in 2005, is a vibrant, medium-scale example from Yayoi Kusama's iconic "Infinity Nets" series, which features a field of repetitive crimson loops on a stark, white ground. Kusama began painting her meditative "net" paintings soon after she arrived in New York City in 1958. Their compositions tend to have no distinct focal point, and instead consist of intricate, looping brushstrokes meant to visually represent the concept of infinity. "Infinity Nets" vary in color and size: the smallest are under a foot tall, while the largest examples exceed nine feet in height. While "net" paintings from the 1950s and 1960s have historically garnered some of the artist's highest prices at auction, demand for Kusama's later works, and subsequently, the prices they achieve at auction have increased significantly in recent years. The average price realized for "nets" created since 2000, which measure between 15 by 15 inches and 60 by 60 inches was $973,124 for works sold between 2019 and 2020, and increased to $2,295,642 in 2021, a 136% increase over that time period. As of September 1, 2022, red "net" examples from the 2000s have achieved prices in excess of $1.3 million, including: *Infinity Nets (BSGK)* (2015), which is larger than the Painting, and sold for HKD 19,800,000 ($2,522,301) at Poly Auction in Hong Kong on July 12, 2022, *Infinity-Nets (KPEU)* (2016), which is also larger than the Painting, and sold for KRW 2,932,500,000 ($2,516,085) at Seoul Auction in Seoul on August 24, 2021, and *Infinity Nets* (2000), which is a vertically oriented red net, similar in size to the Painting, and sold for JPY 161,000,000 ($1,373,652) at SBI Art Auction Co. in Tokyo on March 12, 2022.[1,2] The Painting's palette, format, and execution make it a commercial and desirable work by Yayoi Kusama.

Kusama's works are included in important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, among others. Recent major retrospectives of the artist's works have been held by art institutions all over the world, including a 2017 to 2019 traveling exhibition titled "Yayoi Kusama: Infinity Mirrors," which began at the Hirshhorn Museum in Washington D.C. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins" and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. As of September 1, 2022, Kusama's top auction records are led by *Untitled (Nets)* (1959), which sold on May 18, 2022 for $10,496,000 at Phillips New York, *Pumpkin (LPASG)* (2013), which sold on December 1, 2021 at Christie's Hong Kong for HKD 62,540,000 ($8,026,633), and *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215) at Sotheby's Hong Kong.

AS OF SEPTEMBER 1, 2022, KUSAMA'S TOP AUCTION RECORDS ARE LED BY *UNTITLED (NETS)* (1959), WHICH SOLD ON MAY 18, 2022 FOR $10,496,000 AT PHILLIPS NEW YORK, *PUMPKIN (LPASG)* (2013), WHICH SOLD ON DECEMBER 1, 2021 AT CHRISTIE'S HONG KONG FOR HKD 62,540,000 ($8,026,633), AND *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HK$62,433,000 ($7,953,215) AT SOTHEBY'S HONG KONG.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$1.8M
$1.3M
$0.9M
$0.4M
2005
2007
2008
2010
2011
2012
2014
2015
2016
2018
2019
2020
2022

Yayoi Kusama (b. 1929, Japan) is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s. Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. Kusama was born in Matsumoto, Japan and began to create art at an early age as a way to engage with her mental illness. After she arrived in New York in 1957, the artist began to focus on abstraction, and soon, her "Infinity Nets" series developed and garnered recognition. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of September 1, 2022, Kusama continues her studio practice and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery.







IMPORTANT DISCLOSURES

1. Auction data presented here is based on publicly available auction records as tracked by third-party data sources, and as reported by the respective auction houses. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2022 were applied.

2. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: "Infinity Net" paintings created between 1995 and 2022, which measure between 15 inches by 15 inches and 55 inches by 55 inches, and to the best of our ability to determine, employ a predominantly red color palette. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2022 were applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 25.1% CAGR implied from selected sales occurring from February 7, 2005 to March 12, 2022.

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